

Securities and Exchange Commission
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH, D.C.
213
SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-9518

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

Total Number of Pages: 25
Exhibit Index on Page: 23

REQUIRED INFORMATION

See the attached Financial Statements for The Progressive Corporation Executive Deferred Compensation Plan, for the years ended December 31, 2004, 2003 and 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive Corporation

By: ____________________
Jeffrey W. Basch
Vice President

Date: March 25, 2005

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

For the Years Ended December 31, 2004, 2003 and 2002

INDEX

INDEPENDENT AUDITORS' REPORT

Board of Directors
The Progressive Corporation

We have audited the accompanying statement of net assets available for benefits of The Progressive Corporation Executive Deferred Compensation Plan (the Plan), as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.

March 4, 2005
Cleveland, Ohio



Meaden & Moore, Ltd.

(A Meaden & Moore Company)

1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511

Akron Charlotte Chicago Cleveland Columbus Naperville New York Orlando Pittsburgh Wooster



STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation
Executive Deferred Compensation Plan

	December 31 2004	December 31 2003
ASSETS		
Receivables:		
Employer	**$ 6,437,589**	$ 6,713,167
Pending trade settlement	**40,836**	-
Total Receivables	**6,478,425**	6,713,167
Investments, at Fair Value:		
Common Shares of The Progressive Corporation (cost: $8,403,532 and $2,946,694)	**12,320,865**	7,115,602
Other investments (cost: $40,536,587 and $29,630,741)	**46,922,870**	34,209,328
Total Investments	**59,243,735**	41,324,930
Total Assets	**65,722,160**	48,038,097
LIABILITIES	**-**	-
Net Assets Available for Benefits	**$ 65,722,160**	$ 48,038,097

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation
Executive Deferred Compensation Plan

	Year Ended December 31		
	2004	2003	2002
Additions to Net Assets Attributed to:			
Contributions:			
Employer	**$ 16,119,093**	$ 11,938,265	$ 10,019,130
Net appreciation (depreciation) in the fair value of Common Shares of The Progressive Corporation	**(251,575)**	2,418,344	(137,133)
Net appreciation in the fair value of other investments	**1,807,696**	4,793,822	602,759
Net realized gains (losses)	**1,041,857**	968,934	(3,352,331)
Dividends	**1,299,972**	492,973	368,607
Interest	**-**	-	19
Total Additions	**20,017,043**	20,612,338	7,501,051
Deductions from Net Assets Attributed to:			
Benefits paid to participants	**2,332,978**	1,706,434	670,575
Short-term trading fees	**2**	22	-
	2,332,980	1,706,456	670,575
Net Increase	**17,684,063**	18,905,882	6,830,476
Net Assets Available for Benefits:			
Beginning of Year	**48,038,097**	29,132,215	22,301,739
End of Year	**$ 65,722,160**	$ 48,038,097	$ 29,132,215

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2004

1 Description of the Plan

The Progressive Corporation Executive Deferred Compensation Plan (the "Plan") became effective January 1, 1995, and is currently maintained pursuant to a 2003 Amendment and Restatement and the first and second amendments thereto. The Plan permits eligible executives of The Progressive Corporation (the "Company") and its subsidiaries to defer all, or a portion, of their bonuses, restricted stock awards and incentive awards payable under certain bonus and incentive plans of the Company. Effective March 1, 2003, the Deferred Compensation Plan was amended to allow for the deferral of Restricted Stock Awards, as well. Eligible executives include those with bonus targets of at least 35% and other employees designated by the Compensation Committee of the Company's Board of Directors. Plan participation is voluntary.

Eligible executives who wish to participate in the Plan must sign an irrevocable deferral agreement specifying the portion of the bonus to be deferred. Participants must sign a different deferral agreement for each bonus or other incentive award prior to the year in which the bonus or incentive award relates. Deferral agreements relating to Restricted Stock Awards must be signed before the grant date of the award. Participants may transfer their fund balances on a daily basis, limited to two transfers per quarter.

The Plan is intended to be an unfunded Plan providing benefits for a select group of management and highly compensated employees for the purposes of the Employee Retirement Income Security Act of 1974 ("ERISA") and is, therefore, exempt from certain ERISA requirements.

A deferral account is established for all deferrals that relate to the same payout date. The account is credited with an amount equal to the initial amounts deferred as of the date such amounts otherwise would have been paid to the participant in cash. All amounts initially credited to each account will be deemed to be invested in the investment fund selected by the participant. However, deferrals of Restricted Stock Awards shall be deemed to be invested in Common Shares of the Company for six months and one day, following vesting of such awards. The gains or losses of each investment fund are allocated among the appropriate accounts based on the proportion each participant's account balance bears to the total account balances for all participants. Each participant's benefit at any date is equal to the value of his/her account as of that date.

All deferrals credited to a deferral account, will be deemed to be invested in one or more of the investment funds available under the Plan, based on the participant's investment election. Investment funds include Common Shares of the Company, a money market fund, and several stock and bond mutual funds. Income from each fund is deemed to be reinvested in the fund that produced the income.

1 Description of the Plan, Continued

The investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, shall be credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

The balance of each deferral account will be distributed to the participant upon the earlier of death, termination of employment, change in control of the Company or the date on which any fixed deferral period elected by the participant expires. Distribution may also be made with the consent of the Plan committee, if the participant becomes disabled. Participants desiring to elect a fixed deferral period must do so irrevocably at the time the deferral agreement is signed. Distributions made on account of the participant's death, termination of the Plan or change in control of the Company will be paid in a lump sum.

Distributions made on account of the participant's termination of employment or expiration of a fixed deferral period will be paid in either a lump sum, in three, five or ten annual installments, as elected by the participant. Distributions made on account of disability will be paid in either a lump sum or installments as determined by the Plan committee. All distributions will be made in cash, except those distributions prior to January 31, 2004 representing amounts invested in the Company's Common Shares will be made in Common Shares. Effective January 31, 2004, the Plan was amended to require that all distributions of the Company's Common Shares be made in cash rather than shares.

Participants may elect to withdraw their entire Plan account balances at any time, less a 10% withdrawal penalty. The withdrawal amount will generally be paid in a lump sum. Following the receipt of a withdrawal payment, the participant will no longer be eligible to participate in the Plan.

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

2 Summary of Significant Accounting Policies

General:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation:

The investment in Common Shares of the Company is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the stock, bond and money market funds are valued at market. Market values for these mutual funds were determined by quoted prices, which represent the net asset value of shares held by the Plan at year-end.

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect Plan investments.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year's presentation.

Other:

Investment transactions are recorded on a trade date basis.

Realized gains and losses on the sale or distribution of securities are determined based on the average cost of the securities sold.

Dividend income is recorded on the ex-dividend date. Interest and other investment income are recorded as earned on the accrual basis.

Short-term trading fees are imposed by some funds in the Plan if any shares are sold, either withdrawn or transferred out, after holding them for less than a specified period of time.

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses of the Plan.

3 Participant Accounts

Two new funds, American Aadvantage Small Cap Value Fund and Templeton World Fund-Class A were added to the fund line up as of May 28, 2004. Additionally, at the close of business on May 28, 2004, all balances in the Janus Worldwide Fund were transferred into the Templeton World Fund-Class A and the Janus Worldwide Fund was eliminated from the fund line up.

On November 8, 2002, Fidelity Management Trust Company assumed recordkeeping responsibilities for the Plan from American Express Trust Company. In connection with this change, the investment options for the Plan were changed except that PIMCO Total Return Fund (Admin), FMA Small Company Portfolio, Janus Worldwide Fund and The Progressive Stock Fund remained as investment choices.

Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. The total number of shares and share values as of December 31, 2004 and 2003, by fund, were as follows:

Investment Options	Total Number of Shares	Net Asset Share Value
2004		
The Progressive Stock Fund	145,224.71	84.84
Templeton World Fund-Class A	50,568.02	17.75
Fidelity Diversified International Fund	149,928.62	28.64
Wasatch Small Cap Growth Fund	38,276.67	39.46
FMA Small Company Portfolio	97,122.41	21.94
American Aadvantage Small Cap Value Fund	4,118.66	19.91
Fidelity Mid-Cap Stock Fund	101,802.98	23.45
Vanguard Institutional Index Fund	85,125.01	110.71
Fidelity Dividend Growth Fund	326,777.99	28.49
Washington Mutual Investors Fund-Class A	86,147.14	30.78
Oakmark Equity and Income Fund	173,763.08	23.50
PIMCO Total Return Fund (Admin)	700,154.90	10.67
Fidelity Retirement Money Market Fund	2,680,998.93	1.00

3 Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Value
2003		
The Progressive Stock Fund	85,125.04	83.59
Janus Worldwide Fund	13,098.28	39.54
Fidelity Diversified International Fund	125,386.62	24.12
Wasatch Small Cap Growth Fund	22,899.21	35.61
FMA Small Company Portfolio	90,761.44	21.61
Fidelity Mid-Cap Stock Fund	60,098.25	21.57
Vanguard Institutional Index Fund	79,602.65	101.78
Fidelity Dividend Growth Fund	226,205.04	27.30
Washington Mutual Investors Fund-Class A	57,010.68	28.78
Oakmark Equity and Income Fund	129,111.94	22.02
PIMCO Total Return Fund (Admin)	486,458.38	10.71
Fidelity Retirement Money Market Fund	2,622,845.80	1.00

4 Investment Programs

At December 31, 2004 and 2003, there were 86 and 83 (respectively) Plan participants with contributions in one or more of the following funds:

Investment Options	Number of Participants
2004	
The Progressive Stock Fund	38
Templeton World Fund-Class A	20
Fidelity Diversified International Fund	47
Wasatch Small Cap Growth Fund	28
FMA Small Company Portfolio	33
American Aadvantage Small Cap Value Fund	3
Fidelity Mid-Cap Stock Fund	39
Vanguard Institutional Index Fund	57
Fidelity Dividend Growth Fund	43
Washington Mutual Investors Fund-Class A	36
Oakmark Equity and Income Fund	47
PIMCO Total Return Fund (Admin)	38
Fidelity Retirement Money Market Fund	38

4 Investment Programs, Continued

Investment Options	Number of Participants
2003	
The Progressive Stock Fund	27
Janus Worldwide Fund	21
Fidelity Diversified International Fund	40
Wasatch Small Cap Growth Fund	22
FMA Small Company Portfolio	36
Fidelity Mid-Cap Stock Fund	32
Vanguard Institutional Index Fund	59
Fidelity Dividend Growth Fund	34
Washington Mutual Investors Fund-Class A	34
Oakmark Equity and Income Fund	44
PIMCO Total Return Fund (Admin)	38
Fidelity Retirement Money Market Fund	40

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

A brief description of the preceding investment options is as follows:

The Progressive Stock Fund

Funds are invested in Common Shares of The Progressive Corporation. The primary objective of Company Common Shares is to provide long-term capital appreciation.

Templeton World Fund-Class A

Templeton World Fund-Class A is a growth mutual fund that invests globally. The investment objective of this fund is to increase the value of the investment over the long-term through capital growth. It normally invests mainly in common stocks, of companies located in any foreign country, developed or developing, and in the U.S. At least 65% of its total assets will be invested in issuers located in at least three different countries (including the U.S.). The fund generally invests a portion of its total assets in debt securities of companies and governments located anywhere in the world. Foreign investments involve greater risks and may offer greater potential returns than U.S. investments. These risks include political, social, and economic uncertainties of foreign countries, reduced liquidity, as well as the risk of market and currency fluctuations. There is a short-term trading fee of 2.00% for shares held less than 7 days.

4 Investment Programs, Continued

Janus Worldwide Fund

Janus Worldwide is a diversified fund that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic companies. The investment objective of this fund is long-term growth of capital in a manner consistent with the preservation of capital. The Fund has the flexibility to invest on a worldwide basis in companies and organizations of any size, regardless of country, organization, or place of principal business activity. Janus Worldwide Fund normally invests in issuers from at least five different countries, including the United States. The Fund may at times invest in fewer than five countries or even a single country.

Fidelity Diversified International Fund

This Fund invests primarily in foreign securities. It normally invests primarily in common stocks. Foreign investments, especially those in emerging markets, involve greater risks and may offer greater potential returns than U.S. investments. These risks include political and economic uncertainties of foreign countries, as well as the risk of currency fluctuations. If you sell your shares after holding them for less than 30 days, the Fund will deduct a short-term trading fee from your account equal to 1.00% of the value of the shares sold. Share price and return will vary.

Wasatch Small Cap Growth Fund

The Wasatch Small Cap Growth Fund is a growth mutual fund that seeks to provide long-term capital growth. Income is a secondary objective, but only when consistent with long-term growth of capital. The Fund invests primarily in the common stocks of companies with market capitalizations of less than $1.5 billion at the time of purchase. The Fund's manager uses a "bottom-up" fundamental analysis to identify individual companies that it believes have superior growth prospects. Analysis includes studying a company's financial statements, making onsite visits and meeting with top management to evaluate such factors as potential for: increasing earnings per share; gaining market share; expanding operating margins; sustainable competitive advantage; and capitalizing on favorable long-term trends. Stocks of small companies may lack the financial resources, product diversification and competitive strengths of larger companies.

FMA Small Company Portfolio

The Fund seeks to provide maximum, long-term total return consistent with reasonable risk to principal by investing primarily in common stocks of smaller companies in terms of revenue and/or market capitalizations. Dividend income is incidental. This Fund holds stock of about 50 small U.S. companies. The average stock market capitalization of the companies included in this fund is about $850 million. During 2002, the fund changed its name from UAM FMA Small Company Fund to FMA Small Company Portfolio.

4 Investment Programs, Continued

American Aadvantage Small Cap Value Fund

The American Aadvantage Small Cap Value Fund is a small cap value mutual fund. The investment objective of this fund is to provide long-term capital appreciation and current income. It primarily invests at least 80% of the total assets of the fund are invested in equity securities of U.S. companies with market capitalizations of $2.6 billion or less at the time of investment. The fund's investments may include common stocks, preferred stocks, securities convertible into common stocks, and U.S. dollar-denominated American Depository Receipts. Investments in smaller companies may involve greater risks than those in larger, more well known companies.

Fidelity Mid-Cap Stock Fund

The Fidelity Mid-Cap Stock Fund is a growth mutual fund that seeks to provide a long-term growth of capital. The Fund normally invests at least 80% of total assets in common stocks of companies with medium market capitalizations (those with market capitalizations similar to companies in the S&P MidCap 400® Index). The Fund may potentially invest in companies with smaller or larger market capitalizations. Investments in mid-sized companies may involve greater risks than those of larger, more well-known companies, but may be less volatile than investments in smaller companies. The Fund may invest in securities of domestic and foreign issuers. If you sell any of your shares after holding them for less than 30 days, the Fund will deduct a short-term trading fee from your account equal to 0.75% of the value of the shares sold.

Vanguard Institutional Index Fund

The objective of the Vanguard Institutional Index Fund is to provide the potential for long-term growth of capital and dividend income by matching the performance and risk of the S&P 500 Index. The Fund invests in all stocks in the S&P 500 Index in approximately the same proportion as they are represented in the index.

Fidelity Dividend Growth Fund

The Fidelity Dividend Growth Fund is a growth mutual fund that seeks to provide capital appreciation. The Fund normally invests primarily in common stocks. Normally the Fund invests at least 80% of total assets in companies that FMR believes have the potential for dividend growth by either increasing dividends or by commencing dividends, if none are currently paid. The Fund may invest in securities of domestic and foreign issuers.

4 Investment Programs, Continued

Washington Mutual Investors Fund – Class A

The Washington Mutual Investors Fund is a growth and income mutual fund that seeks to produce current income and to provide an opportunity for growth. The Fund invests primarily in common stocks. The fund must be fully invested (95%) in the stocks of U.S. companies that meet the fund's "eligible list" criteria, which include specific guidelines for return of capital, financial strength, and dividend payment. The "eligible list" requirements are based on standards originally established by the U.S. District Court for the investment of trust funds in the District of Columbia.

Oakmark Equity and Income Fund

The Oakmark Equity and Income Fund is a balanced mutual fund that seeks to provide high current income and preservation of capital. The Fund invests Primarily in a diversified portfolio of U.S. equity and fixed-income securities. The Fund invests approximately 50-75% of its total assets in equity securities, including securities convertible into equity securities, 25-50% of its assets in U.S. government securities and debt securities rated at time of purchase within the two highest grades assigned by Moody's Investors Service, Inc. or Standard and Poor's Corporation, and up to 20% in unrated or lower rated debt securities (which involves greater risk). The Fund searches for companies selling at a discount as compared with their true underlying value.

PIMCO Total Return Fund (Admin)

The Fund is an intermediate maturity bond portfolio, which seeks maximum current income and price appreciation, consistent with preservation of capital and prudent investment management. The Fund seeks to consistently add value, while maintaining an overall risk level similar to the Lehman Aggregate Bond Index. This Fund uses all major sectors of the bond market (corporate debt or securities issued by the U.S. government) while managing the fund's duration within a range of three to six years. This tends to provide higher yields than short-term bond funds, but with a higher potential for share price fluctuations due to changes in interest rates.

Fidelity Retirement Money Market Fund

The Fund Invests in U.S. dollar denominated money market securities and repurchase agreements for those securities, and may enter into reverse repurchase agreements. The Fund also invests more than 25% of total assets in the financial services industry. The Fund seeks to provide as high a level of current income that is consistent with the preservation of capital and liquidity (seeks to preserve the value of your investment at $1.00 per share).

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2004

5 Investments

The Plan's investments and unrealized appreciation (depreciation) at December 31, 2004 and 2003, were as follows:

2004	Number of Shares	Cost	Fair Value	Unrealized Appreciation (Depreciation)
Common Shares				
The Progressive Corporation	145,224.71	$ 8,403,532	$ 12,320,865	$ 3,917,333
Other Investments				
Templeton World Fund-Class A	50,568.02	860,884	897,582	36,698
Fidelity Diversified International Fund	149,928.62	3,049,025	4,293,955	1,244,930
Wasatch Small Cap Growth Fund	38,276.67	1,339,235	1,510,398	171,163
FMA Small Company Portfolio	97,122.41	1,733,407	2,130,866	397,459
American Aadvantage Small Cap Value	4,118.66	78,631	82,002	3,371
Fidelity Mid-Cap Stock Fund	101,802.98	2,051,470	2,387,280	335,810
Vanguard Institutional Index Fund	85,125.01	7,519,903	9,424,189	1,904,286
Fidelity Dividend Growth Fund	326,777.99	7,949,163	9,309,905	1,360,742
Washington Mutual Investors Fund-Class A	86,147.14	2,311,432	2,651,609	340,177
Oakmark Equity and Income Fund	173,763.08	3,529,141	4,083,432	554,291
PIMCO Total Return Fund (Admin)	700,154.90	7,433,297	7,470,653	37,356
Fidelity Retirement Money Market	2,680,998.93	2,680,999	2,680,999	-
		40,536,587	46,922,870	6,386,283
Total Assets Held for Investment		$ 48,940,119	$ 59,243,735	$ 10,303,616

5 Investments, Continued

	Number of Shares	Cost	Fair Value	Unrealized Appreciation (Depreciation)
2003				
Common Shares				
The Progressive Corporation	85,125.04	$ 2,946,694	$ 7,115,602	$ 4,168,908
Other Investments				
Janus Worldwide Fund	13,098.28	531,814	517,906	(13,908)
Fidelity Diversified International Fund	125,386.62	2,345,149	3,024,325	679,176
Wasatch Small Cap Growth Fund	22,899.21	759,221	815,441	56,220
FMA Small Company Portfolio	90,761.44	1,458,966	1,961,355	502,389
Fidelity Mid-Cap Stock Fund	60,098.25	1,113,483	1,296,319	182,836
Vanguard Institutional Index Fund	79,602.65	6,661,883	8,101,958	1,440,075
Fidelity Dividend Growth Fund	226,205.04	5,105,876	6,175,397	1,069,521
Washington Mutual Investors Fund-Class A	57,010.68	1,421,428	1,640,767	219,339
Oakmark Equity and Income Fund	129,111.94	2,485,576	2,843,045	357,469
PIMCO Total Return Fund (Admin)	486,458.38	5,124,499	5,209,969	85,470
Fidelity Retirement Money Market	2,622,845.80	2,622,846	2,622,846	-
		29,630,741	34,209,328	4,578,587
Total Assets Held for Investment		$ 32,577,435	$ 41,324,930	$ 8,747,495

5 Investments, Continued

The Plan's net realized gains and losses were as follows:

	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
2004			
The Progressive Stock Fund	$ 1,044,855	$ 429,932	$ 614,923
Templeton World Fund-Class A	44,756	45,991	(1,235)
Janus Worldwide Fund	831,144	881,840	(50,696)
Fidelity Diversified International Fund	145,877	103,652	42,225
Wasatch Small Cap Growth Fund	27,526	25,380	2,146
FMA Small Company Portfolio	452,875	320,398	132,477
Fidelity Mid-Cap Stock Fund	69,803	57,561	12,242
Vanguard Institutional Index Fund	1,193,841	975,941	217,900
Fidelity Dividend Growth Fund	341,724	319,863	21,861
Washington Mutual Investors Fund-Class A	116,760	107,377	9,383
Oakmark Equity and Income Fund	186,389	155,956	30,433
PIMCO Total Return Fund (Admin)	345,505	335,307	10,198
Fidelity Retirement Money Market Fund	1,071,865	1,071,865	-
Total Net Realized Gains (Losses)	$ 5,872,920	$ 4,831,063	$ 1,041,857
2003			
The Progressive Stock Fund	$ 1,816,118	$ 974,274	$ 841,844
Janus Worldwide Fund	123,270	146,763	(23,493)
Fidelity Diversified International Fund	160,596	148,875	11,721
FMA Small Company Portfolio	58,379	49,433	8,946
Fidelity Mid-Cap Stock Fund	41,090	35,573	5,517
Vanguard Institutional Index Fund	702,066	671,971	30,095
Fidelity Dividend Growth Fund	96,368	95,574	794
Washington Mutual Investors Fund-Class A	122,228	116,085	6,143
Oakmark Equity and Income Fund	393,090	335,463	57,627
PIMCO Total Return Fund (Admin)	674,381	644,641	29,740
Fidelity Retirement Money Market Fund	760,631	760,631	-
Total Net Realized Gains (Losses)	$ 4,948,217	$ 3,979,283	$ 968,934

5 Investments, Continued

	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
2002			
The Progressive Stock Fund	$ 289,721	$ 167,817	$ 121,904
Janus Worldwide Fund	230,386	324,658	(94,272)
INVESCO Dynamics Fund	219,523	347,447	(127,924)
AXP New Dimensions Fund (Y)	2,683,908	3,440,373	(756,465)
FMA Small Company Portfolio	17,596	18,366	(770)
Fidelity Dividend Growth Fund	2,500	2,388	112
Janus Overseas Fund	1,174,335	1,694,632	(520,297)
Vanguard Index Trust 500 Portfolio	5,016,607	6,593,289	(1,576,682)
American Century Income & Growth Fund	641,547	814,873	(173,326)
INVESCO Total Return Fund	807,870	1,037,064	(229,194)
PIMCO Total Return Fund (Admin)	362,036	357,453	4,583
Fidelity Retirement Money Market Fund	303	303	-
AXP Cash Management Fund (Y)	1,232,785	1,232,785	-
Total Net Realized Gains (Losses)	$ 12,679,117	$ 16,031,448	$ (3,352,331)

6 Trust

The Company maintains a Trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The Trust is irrevocable. The Company is required to make annual deposits to the Trust to the extent necessary to insure that the value of all Trust assets is sufficient to pay all Plan obligations as of the close of each Plan year. The Trustee is required to hold all Trust assets exclusively for the benefit of the Plan's participants and beneficiaries and general creditors of the Company and its participating subsidiaries.

The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. All assets of the Trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under federal and state law, should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.



7 Related Party

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions.

Similarly, certain Plan investment choices were AXP mutual funds managed by American Express Financial Corporation (AEFC). Fidelity Management Trust Company (FMTC) is the current trustee and American Express Trust Company (AETC) is the former trustee for the Plan. Since FMR Co. and FMTC are both subsidiaries of FMR Corp. and AETC is a wholly owned subsidiary of AEFC, these transactions qualify as related party transactions. The Plan paid no fees in 2004, 2003 or 2002 for investment management or Trust services.

8 Administration of the Plan

The Plan is administered by a Committee consisting of not less than three members of the Company's Board of Directors, all of whom serve on the Committee at the pleasure of the Board. The Committee has full power to administer the Plan, including, but not limited to, the authority to make and enforce rules and regulations, to interpret the Plan's provisions, to compute amounts payable under the Plan and to authorize disbursements from the Plan and the Trust.

Certain administrative functions are performed by employees of the Company, or its subsidiaries. No such employees receive compensation from the Plan.

9 Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most state income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.

10 Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts.

11 Subsequent Event

The Plan has not yet been amended to comply with Internal Revenue Code Section 409A, enacted in late 2004. However, the Plan may be operated in good faith compliance with Section 409A to the extent deemed desirable by the Plan committee.

Effective March 1, 2005, the Plan was amended so that any Deferral of a Restricted Stock Award granted on or after March 1, 2005, shall be deemed to be invested in the Company Stock Fund until the Deferral Account has been distributed or withdrawn.

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT	PAGE NO.*
23	23	Consent of Meaden & Moore Independent Accountants, dated March 22, 2004, to incorporate by reference their report dated March 4, 2005	24

* Page references appear only in the sequentially paginated Annual Report on Form 11-K as filed in accordance with SEC Rules O-3 (b) and (c) (Reg. §240.0-3 (b) & (c)). Other copies of this Annual Report on Form 11-K are not similarly paginated.

I:\LEGAL\Dmc\L050310 (11-K EDCP)\11K-2004.doc

EXHIBIT NO. 23

Consent of Meaden & Moore, Independent
Accountants, dated March 22, 2005, to incorporate
by reference their report dated March 4, 2005

I:\LEGAL\Dmc\L050310 (11-K EDCP)\11K-2004.doc

Meaden&Moore

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement of The Progressive Corporation on Form S-8 (File No. 33-57121) filed on December 29, 1994, of our report dated March 4, 2005, on our audits of the financial statements of The Progressive Corporation Executive Deferred Compensation Plan as of December 31, 2004 and 2003 and for the three years ending December 31, 2004, which report is incorporated by reference in this Annual Report on Form 11-K.

Meaden & Moore, Ltd.

Meaden & Moore, Ltd.

Cleveland, Ohio

March 22, 2005



Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
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